UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

September 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402	Page 2 of 19

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 3 of 19

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 4 of 19

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 5 of 19

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 6 of 19

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 7 of 19

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 8 of 19

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 9 of 19

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 10 of 19

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 11 of 19

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

CUSIP NO. 928563402	Page 12 of 19

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 343,025,308(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 343,025,308(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,025,308(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 80.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 43,025,308 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.
(2)	Assumes the conversion of the Class B Common Stock referred to in footnote (1) into shares of Class A Common Stock.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of VMware, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3401 Hillview Avenue, Palo Alto, CA 94304.

Item 2.	Identity and Background

(a) and (f) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1.	Silver Lake Partners III, L.P. (“SLP III”),

2.	Silver Lake Technology Investors III, L.P. (“SLTI III”),

3.	SLP Denali Co-Invest, L.P. (“SLP Denali”),

4.	SLP Denali Co-Invest GP, L.L.C. (“SLP Denali GP”),

5.	Silver Lake Technology Associates III, L.P. (“SLTA III”),

6.	SLTA III (GP), L.L.C. (“SLTA III GP”),

7.	Silver Lake Partners IV, L.P. (“SLP IV”),

8.	Silver Lake Technology Investors IV, L.P. (“SLTI IV”),

9.	Silver Lake Technology Associates IV, L.P. (“SLTA IV”),

10.	SLTA IV (GP), L.L.C. (“SLTA IV GP”), and

11.	Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A. The Class A Common Stock of the Issuer reported as beneficially owned in this Schedule 13D is directly held by EMC Corporation (“EMC”). As described further below, EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc., formerly known as Denali Holding, Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. EMC, Dell Technologies, and Mr. Dell may be deemed to share beneficial ownership over the securities reported herein and such persons will separately file or have separately filed Schedule 13D filings reporting their respective beneficial ownership of such securities.

(b) and (c) The general partner of each of SLP III and SLTI III is SLTA III. The general partner of SLP Denali is SLP Denali GP, and the managing member of SLP Denali GP is SLTA III. The general partner of SLTA III is SLTA III GP. The general partner of each of SLP IV and SLTI IV is SLTA IV, and the general partner of SLTA IV is SLTA IV GP. The managing member of SLTA III GP and SLTA IV GP is SLG.

The principal business of each of SLP III, SLTI III, SLP Denali, SLP IV and SLTI IV is to invest in securities. The principal business of SLP Denali GP is to serve as the general partner of SLP Denali. The principal business of SLTA III is to serve as the general partner of SLP III and SLTI III and the managing member of SLP Denali GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA III GP is to serve as the general partner of SLTA III and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV is to serve as the general partner of SLP IV and SLTI IV and to manage investments through other partnerships and limited liability companies. The principal business of SLTA IV GP is to serve as the general partner of SLTA IV and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA III GP and SLTA IV GP and to manage investments through other partnerships and limited liability companies.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 7, 2016, a wholly owned subsidiary of Dell Technologies merged with and into EMC (the “Merger”) and EMC became a wholly-owned subsidiary of Dell Technologies. Dell Technologies is owned by investors including SLP III, SLTI III, SLP IV, SLTI IV and SLP Denali (collectively, the “Silver Lake Funds”) and Mr. Dell, the Susan Lieberman Dell Separate Property Trust, a separate property trust for the benefit of Mr. Dell’s wife, (the “Susan Lieberman Dell Trust” and together with Mr. Dell, the “MD Stockholders”) and funds affiliated with MSD Partners, L.P. As a result of the Merger, Dell Technologies indirectly acquired beneficial ownership of all the assets of EMC, including 43,025,308 shares of the Issuer’s Class A Common Stock and 300,000,000 shares of the Issuer’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), convertible into an equal number of shares of Class A Common Stock at any time. The Reporting Persons may be deemed to share beneficial ownership of such shares as a result of certain arrangements between the Silver Lake Funds, Dell Technologies and Mr. Dell, the Susan Lieberman Dell Trust and funds affiliated with MSD Partners, L.P., as described further in Item 6 below. Such shares continue to be held of record and beneficially owned by EMC. Other than the consideration paid in the Merger to the former stockholders of EMC, no additional consideration was paid by Dell Technologies for the Issuer’s shares of common stock.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

As described further in Item 6 below, Mr. Egon Durban, a Managing Director of Silver Lake, is a member of the board of directors of the Issuer. Mr. Durban and Mr. Simon Patterson, a Managing Director of Silver Lake, currently serve as members of the board of directors of Dell Technologies.

From time to time, the Reporting Persons may acquire additional shares of Dell Technologies which, as described in this Schedule 13D, indirectly holds securities of the Issuer, and/or the Issuer’s Class A Common Stock or determine to dispose of all or a portion of their shares of common stock of Dell Technologies. The Reporting Persons intend to review on a continuing basis their investment in Dell Technologies. To the extent the Reporting Persons have shared voting or investment power of the securities described herein, including as a result of the rights granted to such Reporting Persons in the Stockholders Agreement (as defined and described below in Item 6), the Reporting Persons intend to review on a continuing basis Dell Technologies’ indirect investment in the Issuer. Any resulting decision will depend on, among other things, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, EMC and/or Dell Technologies, the business and prospects of Dell Technologies, EMC and/or the Issuer, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described in this Schedule 13D, the Reporting Persons have no current plans or proposals that relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 343,025,308 shares of the Issuer’s Class A Common Stock, which includes (i) 43,025,308 shares of the Issuer’s Class A Common Stock held by EMC and (ii) 300,000,000 shares of the Issuer’s Class B Common Stock held by EMC, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at EMC’s election, representing approximately 80.8% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this

Schedule 13D are based on 424,408,248 shares of Class A Common Stock of the Issuer outstanding as of July 31, 2016, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the Securities and Exchange Commission on August 8, 2016 and assuming conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. As further described in Item 6 below, the Reporting Persons may be deemed to share voting and dispositive power over all shares reported herein with EMC, Dell Technologies and certain of its other subsidiaries, and Mr. Dell. Dell Technologies, EMC and Mr. Dell will separately file or have separately filed Schedule 13D filings reporting their respective beneficial ownership of such securities.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock during the past 60 days.

(d) The securities reported herein as beneficially owned by the Reporting Persons are directly held by EMC, an indirect, wholly-owned subsidiary of Dell Technologies, and as a result, Dell Technologies, and certain of its subsidiaries, including EMC, have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.

In connection with the closing of the Merger on September 7, 2016, the Silver Lake Funds, Mr. Dell, the Susan Lieberman Dell Trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, Dell Technologies and related entities of Dell Technologies entered into an Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016 (the “Stockholders Agreement”), which provides, among other matters, that without the prior written approval of the MD Stockholders and the Silver Lake Funds, Dell Technologies and certain of its subsidiaries are prohibited from taking, or causing EMC to take, specified actions with respect to the Issuer’s securities, including actions to:

•	convert shares of Class B Common Stock into shares of Class A Common Stock,

•	vote to approve or consent to (i) any matter subject to EMC’s consent rights under the Amended and Restated Certificate of Incorporation of the Issuer (the “Issuer Certificate”), (ii) any amendment to the Issuer Certificate or Amended and Restated Bylaws of the Issuer, (iii) any sale, transfer, lease or other disposition of all or substantially all of the assets of the Issuer or (iv) any other action submitted to a vote of the Issuer’s stockholders other than the ratification of the appointment of the Issuer’s independent auditors and the election of directors, and

•	directly or indirectly transfer any equity securities, debt securities exercisable or exchangeable for, or convertible into, equity securities, or any option, warrant or other right to acquire any such equity securities or debt securities, in each case, of the Issuer.

The above consent rights of the Silver Lake Funds and the MD Stockholders may be exercised by the Silver Lake Funds, the MD Stockholders and their permitted transferees. Such consent rights will terminate on the earliest of (i) the consummation of an initial underwritten public offering of Dell Technologies common stock listed on the New York Stock Exchange or the Nasdaq Stock Market involving the offering and sale of the number of shares of Class C Common Stock of Dell Technologies (the “Dell Class C Common Stock”) that equals or exceeds 10% of the outstanding Dell Technologies common stock (excluding the Class V Common Stock of Dell Technologies (the “Dell Class V Common Stock”)) after giving effect to such initial public offering, (ii) the consummation of an initial underwritten public offering of Dell Class C Common Stock on the New York Stock Exchange or the Nasdaq Stock Market that is approved by both the Silver Lake Funds and the MD Stockholders and (iii) with respect to the consent rights of the Silver Lake Funds, such time as the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the Silver Lake Funds is less than 50% of 98,181,818 shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) (as adjusted for any stock split, stock dividend, reverse stock split or similar event occurring after the Merger (the “Reference Number”)) and with respect to the consent rights of the MD Stockholders, such time as the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the MD Stockholders is less than 50% of the Reference Number.

In addition, unless otherwise agreed to by the Silver Lake Funds and the MD Stockholders, for as long as Dell Technologies and/or its subsidiaries beneficially own securities of the Issuer representing a majority of the votes entitled to be cast for the election of the members of the board of directors of the Issuer, Dell Technologies has agreed to take, and cause its subsidiaries to take, any and all actions available to it or them to ensure that a representative designated by each of (i) the Silver Lake Funds and (ii) the MD Stockholders will be nominated and elected to serve as a member of the Issuer’s board of directors. Such board designation rights with respect to the Silver Lake Funds will continue until the earlier to occur of (a) the consummation of an initial public offering of the Dell Class C Common Stock (a “Dell IPO”) and (b) the Aggregate Group III Director Votes (as defined in the Fourth Amended and Restated Certificate of Incorporation of Dell Technologies) equaling zero. Such board designation rights with respect to the MD Stockholders will continue until the earlier to occur of (a) the consummation of a Dell IPO and (b) the Aggregate Group II Director Votes (as defined in the Fourth Amended and Restated Certificate of Incorporation of Dell Technologies) equaling zero. The Aggregate Group III Director Votes would equal zero when the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the Silver Lake Funds is less than 10% of the Reference Number and the Aggregate Group II Director Votes, subject to limited exceptions, would equal zero when the aggregate number of shares of Dell Technologies common stock (excluding the Dell Class V Common Stock) beneficially owned by the MD Stockholders is less than 10% of the Reference Number.

References to and descriptions of the Stockholders Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Stockholders Agreement, which is filed as an exhibit hereto and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, incorporated by reference to Exhibit 10.5 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2016

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
	By:	Silver Lake Technology Associates III, L.P., its managing member
		By:	SLTA III (GP), L.L.C., its general partner
			By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
	By:	SLTA III (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
	By:	SLTA IV (GP), L.L.C., its general partner
		By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

SLTA IV (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
	Name:	Egon Durban
	Title:	Managing Director

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock, except that 17 shares of the Issuer’s Class A Common Stock are held in a managed account for the benefit of the Hao Family Trust u/a/d 10/12/99, an account over which Mr. Hao does not have investment discretion. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Hao is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

EXHIBIT INDEX

A.	Agreement of Joint Filing by and among the Reporting Persons

B.	Amended and Restated Sponsor Stockholders Agreement, dated as of September 7, 2016, incorporated by reference to Exhibit 10.5 to Dell Technologies Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 9, 2016.